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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2017

Washington DC
405

SEC FILE NUMBER
8-69603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drum Capital Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4139 Via Marina Ste. 801
(No. and Street)

Marina Del Rey	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Galloway (310) 827-1628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Galloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drum Capital Corp, as of December, 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See CA Jurat Attachment

Notary Public Benjamin Herrera, Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 See Attached Document

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 14th (*Date*) day of FEBRUARY (*Month*), 20 17 (*Year*), by

(1) CLINTON GALLOWAY

(and (2) ------------------------------),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BENJAMIN HERRERA
Commission # 2096361
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2019

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ____________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

We have audited the accompanying statement of financial condition of Drum Capital Corporation as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Drum Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drum Capital Corporation as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Drum Capital Corporation's financial statements. The supplemental information is the responsibility of Drum Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

DRUM CAPITAL CORP

Statement of Financial Condition
December 31, 2016

ASSETS		
Current Assets		
Checking/Savings		
Citizens Business Bank	$	57,284
Total Current Assets	$	57,284
LIABILITIES AND MEMBERS' EQUITY		
Liabilites:		
Current Liabilities		
Accounts payable	$	3,000
Total liabilities	$	3,000
Members' equity :		
Common Stock, no par value, 1000 shares authorized, issued, and outstanding		68,000
Retained earnings		(447)
Net Income		(13,269)
Total members' equity	$	54,284
Total liabilities and members' equity	$	57,284

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Operations
For the year ended December 31, 2016

REVENUE		
Gross revenue	$	-
Total revenue	$	-
EXPENSES:		
Accounting & Auditing	$	3,000
Computer and Internet Expenses		683
Continuing Education		1,061
FINRA Fees		1,200
Printing and Reproduction		215
Professional Fees		3,500
Taxes - CA Income		2,000
Telephone Expense		1,330
Utilities		280
Total expenses	$	13,269
Net Ordinary Income	$	(13,269)
Net Loss	$	(13,269)
Taxes	$	-

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2016

	Capital Stock	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity
Beginning balance January 1, 2016	$ 50,000	$ (447)	$ 49,553
Capital Contributions	18,000		18,000
Net Income (Loss)		(13,269)	(13,269)
Ending balance December 31, 2016	$ 68,000	$ (13,716)	$ 54,284

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(10,341)
Adjustments to reconcile net income to net cash provided by operations		
Accounts Payable		3,000
Net cash provided by Operating activities	$	(7,341)
FINANCING ACTIVITIES		
Capital Stock		18,000
Net cash provided by Financing Activities	$	18,000
Net cash increases for period	$	10,659
Cash - beginning of year	$	46,625
Cash - end of period	$	57,284

The accompanying notes are an integral part of these financial statements

Note 1: <u>Organization</u>

Business Activity

Drum Capital Corporation (the "Company") a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The Company operates under the exempt of provisions of the Securities and Exchange Commission (SEC) Rule15c3-3(k)(2)(i) which provide that it will not maintain margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on real estate syndications, private capital formations and private placements exempt from registration. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: <u>Summary of Significant Accounting Policies</u>

Basis of Accounting

Financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible to cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized as earned. The services are considered earned upon the closing of a transaction in which the Company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates.

Guaranteed Payments

Guaranteed payments represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of his distributive share of any Company losses or other downward capital adjustments resulting from such payments.

Comprehensive Income

The Company adopted SFAS Number 130, "Reporting Comprehensive Income", which requires that the enterprise reports by major components and as a single total the changes in equity. There were no comprehensive income items for the year ended December 31, 2016. The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentration of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission uniform net capital Rule SEC 15c3-1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $54,284 of which $49,284 was in excess of the required minimum net capital per SEC Rule 15-c3-1. The Company had aggregate indebtedness in the amount of $3,000 which was used in computing the total net capital of the Company.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Continued

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and financial instruments categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level I - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement as a limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes

The Company is a C corporation and is treated as an independent entity for federal income tax purposes.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2016. Therefore the statement of changes in liabilities subordinated to claims of general creditors specified by Rule 17a-5(d)(2) has not been presented for the year ended December 31, 2016.

Note 9: Commitments and Contingencies

As of the order date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company has made accruals as necessary. As a sole shareholder of Drum Capital Corporation, the Company uses the home of Mr. Clinton Galloway, the Company's president and CEO as the main office. "Rent" utility expenses are absorbed by Mr. Galloway.

Note 8: Member Contributions

During 2016, members made cash contributions to the Company in the amount of $18,000.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 23, 2017. Subsequent events have been evaluated through this date.

DRUM CAPITAL CORP

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16		Audit 12/31/16		Change	
Stockholder's equity, December 31, 2016	$	54,284	$	54,284	$	-
Subtract - Non allowable assets:						
Other receivables	$	-		-		
Other asset		-		-		
Tentative net capital	$	54,284	$	54,284		-
Haircuts:						
NET CAPITAL	$	54,284	$	54,284	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	49,284	$	49,284	$	-
Aggregate indebtedness	$	3,000	$	3,000	$	-
Ratio of aggregate indebtedness to net capital		5.53%		5.53%		

There was no difference noted between the Focus report and audit.

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Recnciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

Drum Capital Corporation

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

February 17, 2017

Assertions Regarding Exemption Provisions

We, as principals of Drum Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting January 1, 2016 to December 31, 2016

Drum Capital Corporation

By:

Clinton Galloway

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

We have reviewed management's statements, included in the accompanying Drum Capital Corporation Exemption Report in which (1) Drum Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Drum Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Drum Capital Corporation, met the identified exemption provision throughout the most recent fiscal year without exception. Drum Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

2016

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2016

DRUM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

DRUM CAPITAL CORPORATION

Table of Contents

		PAGE
SEC Form X-17A-5		1-2
Report of Independent Registered Public Accounting Firm		3 -4
Statement of Financial Condition		5
Statement of Operations		6
Statement of Changes in Members' Equity		7
Statement of Cash Flows		8
Notes to Financial Statements		9 -12
Supplementary Information		
Schedule I	Statement of Net Capital	13
Schedule II	Determination of Reserve Requirements	14
Schedule III	Information Relating to Possession or Control	14
Schedule IV	Entity's SIPC Assessment Reconciliation	14
Assertions Regarding Exemption Provisions		15
Report of Independent Registered Public Accounting Firm		16